Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 13, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.

Draft Registration Statement on Form S-1

Submitted March 31, 2022

CIK No. 0001895618

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 27, 2022 concerning the Company’s Draft Registration Statement on Form S-1 (File No. [    ]) filed with the Commission on March 31, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Draft Registration Statement on Form S-1
The Offering, page 3

1.	We note your indication that there is no guarantee or assurance that your common stock will be approved for listing on Nasdaq. Revise to clarify whether or not your offering is contingent upon the Nasdaq listing. In addition, revise throughout to clarify whether you have already applied for the Nasdaq listing.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1. See the cover page of the prospectus and page 3 .

Risk Factors, page 6

2.	We note your disclosure that your Certificate of Incorporation includes an exclusive forum provision. Please provide risk factor disclosure regarding the uncertainty as to whether a court would enforce this provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that these provisions do not apply to actions arising under the Securities Act but it is unclear whether it applies to Exchange Act claims. To the extent it applies to Exchange Act claims, ensure that the provisions in your bylaws state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:	The Company acknowledges the Staff’s comment and has added a risk factor on page 27.

The sale of NFTs on our platform could be determined to be the unregistered sale of securities, page 15

3.	We note the statement that “The public sale of securities may only be effected on securities exchanges that are registered with the SEC and pursuant to offerings registered with the SEC.” This statement is not accurate. Please revise accordingly.

Response:	The Company acknowledges the Staff’s comment and has removed this statement from revised Amendment No. 1. See page 16.

Management's Discussion and Analysis, page 36

4.	Please refer to the first full paragraph of page 42. It appears you have commenced active development of twelve planned games. Please clarify the current stages of development of these games. Further, in accordance with Items 303(b)(2)(i) and (ii) of Regulation S-K, describe any significant economic changes related to your current game development activities that will materially affected the amount of reported income from continuing operations. If material, indicate the extent to which income from operations has been and/or will be affected.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to clarify the current stages of development of these games and to describe any significant economic changes related to our current game development activities that will materially affected the amount of reported income from continuing operations. See page 46.

Liquidity, Capital Resources and Plan of Operations, page 38

5.	Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that we will be able to conduct our planned operations using currently available capital resources. See page 42.

Business, page 40

6.	We note your disclosure that “NFTs have been generally built on the Ethereum blockchain but are now being built on others such as Solana due to cheaper network fees and faster transaction processing speeds." To the extent that you intend to utilize other blockchains for minting NFTs, please provide a discussion regarding the functionality differences between those blockchains and Ethereum. Be sure to include a discussion of the impact of transaction fees, lack of liquidity, and volatility as it relates to your NFT platform.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to disclose the blockchains that it intends to utilize for minting NFTs, and to provide a discussion regarding the functionality differences between those blockchains and Ethereum. See pages 1-2 and 45

7.	We note your disclosure that you "will accept various cryptocurrencies, as a form of payment for purchases on [y]our platform." Please revise to disclose whether you intend to conduct due diligence regarding the identities of the users of your platform. Include a discussion regarding any applicable know-your-customer and anti-money laundering requirements under federal or state law and how you intend to comply. In addition, include a discussion of the process by which new users on your platform are onboarded and include risk factor disclosure regarding any failure to comply with applicable anti- money laundering and know-your-customer requirements.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to disclose what information will be obtained from users of our platform. Further, we have included disclosure stating that since our NFTs are not deemed to be securities and we will only accept crypto that has been deemed by regulators not to constitute a security we believe that KYC and AML requirements are not applicable to our business. See page 44.

8.	Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to describe in more detail our plan of operations for the next 12 months, and to disclose the significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish our objectives, as well as our anticipated timeline and expenditures for these events. See page 46.

9.	Please revise to clarify how you intend to hold your crypto assets such as whether they will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep your crypto assets secure. To the extent you intend to utilize a third-party for custody of your crypto assets, provide a discussion of the custody arrangements and expand your risk factors to address the relevant risks.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to clarify how we intend to hold our crypto, and the security precautions we will take to keep our crypto assets secure. We have also included disclosure that we intend to utilize a third-party for custody of our crypto assets (but are currently in the process of selecting a qualified custodian for our crypto assets and do not have any custody arrangements), and have expanded our risk factors to address the relevant risks. See pages 17, 20 and 44.

10.	Please provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets. Be sure to include a detailed discussion of the current average fees per transaction and how an increase in the fees would impact your business. In addition, discuss the feasibility of your NFT business model in light of the Ethereum gas prices and fees.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets, and have included a detailed discussion of the current average fees per transaction and how an increase in the fees would impact our business. See pages 12 and 44-45.

11.	Please revise to provide a description of your "digital gaming platform" and how it will operate. Clarify whether this platform will permit transactions with crypto assets and/or more traditional payment methods such as credit or debit cards. To the extent you intend to accept crypto assets other than Ethereum, identify the crypto assets you intend to accept as payment or otherwise acquire. In addition, discuss whether you have a policy for determining whether to hold such crypto assets or immediately convert them into fiat currency or into other crypto assets. Finally, disclose the factors that you will consider in making such determinations.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to provide a description of our digital gaming platform and how it will operate. We have also included disclosure that our platform will permit transactions with Bitcoin, Ethereum, and credit/debit cards and disclosure of our policy for determining the holding period for such crypto assets. See page 44.

12.	We note that you intend to utilize smart contracts to sell your NFTs and to collect a royalty on the resale of those NFTs. Revise to provide more balanced disclosure of your assumptions regarding the resale and future value of the NFTs generated on your platform and whether you intend to maintain an interest in the future resale of those NFTs. Finally, include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to provide a more balanced disclosure of our assumptions and intentions regarding the resale and future value of the NFTs generated on our platform. We have also included risk factor disclosures regarding the risk of coding errors and security vulnerabilities with the smart contracts and a more complete discussion regarding smart contract functionality and limits . See pages 17-18, 45, and 47

13.	Please provide us with your legal analysis as to how you will conclude that crypto assets you accept as payment or may otherwise acquire are not securities. In your response, please specifically address how your applicable internal policies and procedures allow you to reach this conclusion and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC’s Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to provide our legal analysis as to how we will conclude that crypto assets We accept as payment or may otherwise acquire are not securities. We have also included disclosure to address how our applicable internal policies and procedures allow us to reach this conclusion and to add risk factor disclosure discussing the risks and limitations of our internal policies and procedures, including that they are risk based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. See pages 20-21 and 44.

Intellectual Property, page 43

14.	We note the disclosure regarding the intellectual property underlying the NFTs. Please explain to us how disputes over such rights will be resolved and your role in such resolution, including your role in the enforcement of such rights.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to provide disclosure regarding how disputes over rights to intellectual property underlying the NFTs will be resolved and our role in such resolution, including our role in the enforcement of such rights. See page 48.

General

15.	Please supplementally provide us with your detailed legal analysis as to why your NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the platform through which the NFTs are being issued, as well as the ongoing royalty payment. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

Response:	The Company respectfully advises the Staff that it does not believe that the instruments it plans to make available on its platform are securities within the meaning of Section 2(a)(1) the Securities Act of 1933.

In making this determination, the Company has considered the nature and structure of the digital assets that will be making available on its Platform, as well as a number of other factors, including the provisions of U.S. federal securities laws, judicial precedent (such as the U.S. Supreme Court’s decisions in the SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the Reves v. Ernst & Young, 494 U.S. 56 (1990) cases, as well as the Federal District Court’s decision in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) case), the SEC’s Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology1 (“FinHub Framework”), and reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. Finally, the Company consulted with counsel and industry experts. Notwithstanding the foregoing conclusion, and due to the ongoing evolution and nature of digital assets and the views of regulatory authorities, including the statements by the Director of the Division of Corporation Finance (Digital Asset Transactions; When Howey met Gary (Plastic) (June 14, 2018)), the Company acknowledges that digital assets that it will be making available on the Platform may, in the future, be found by the SEC or a federal court to be securities notwithstanding the Company’s prior conclusion; and that the Company’s prior conclusion, even if reasonable under the circumstances, would not preclude subsequent legal or regulatory action.

As requested, in reaching the forgoing conclusion, the Company is providing the following detailed legal analysis as to why its NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) the Securities Act of 1933, the offer and sale of which should not be registered under the Act.

FACTUAL OVERVIEW:

The NFTs   The Company is introducing new technology on its gaming platform (the “Platform”) in the form of in-game, non-fungible tokens (“NFTs”) in order to provide the users of the Platform the ability to augment their gaming experience with unique digital items such as skins and avatars. The NFTs can be utilized across the network of games and the Platform. All NFTs available for purchase on the Platform will be created and sold by the Company and third party game developers and will represent a single instance of a digital asset. All third party game developers shall create their NFTs through the Platform’s NFT infrastructure.

All marketing of NFTs to be sold on the Platform will focus on the NFTs as enhancements to the games available on the Platform in the form of avatars and skins. The Company has no plan or intent to market or advertise the Platform’s NFT feature as investment vehicles and there will be no marketing suggesting that the value of the NFTs will appreciate in value. The Company has not and will not engage promoters, sponsors, or third parties whose marketing efforts are intended to drive price appreciation of the NFTs. All NFTs will only be sold for value in-game on the Platform at a low price point compared to the current market prices.

[1]	The SEC’s Strategic Hub for Innovation and Financial Technology will hereinafter be called the “FinHub”.

The Platform

The Platform is not a marketplace for NFTs as the Platform provides no mechanism for resale of the NFTs; it only provides users with the ability to purchase and mint NFTs for use within games that are offered for play on the Platform. The Platform will allow third-party game developers/publishers to onboard their games to the Platform and offer NFTs using the Company’s smart contracts for use in all of the games available on the Platform. The Platform is not designed to and does not intend to sell any other kind of digital assets other than NFTs designed to be used in-game, and, at any time, ownership of a NFT bought on the Platform will be held only by a single owner. For avoidance of doubt, the Company will not allow, at any time, the minting or the selling of NFTs owned by more than one person (i.e. it will not provide for shared ownership of an NFT) nor fractionalization of a single asset represented as multiple NFTs.

In order to purchase an NFT, a user must link his or her digital wallet to the Platform. Once an NFT is purchased, that NFT will remain within such user’s digital wallet and as long as such user’s digital wallet is linked with the Platform the purchased NFT can be used in-game. At no point will the Company act as a custodian to any purchased NFTs. If a purchaser desires to transfer an NFT to a third party, they will have to do so via a third-party marketplace.

The Royalties

NFTs are unique as they have the ability to distribute royalties as payments that compensate original NFT creators for the use of their non-fungible tokens. The Company will receive a royalty, if and when a purchaser resells any of the NFTs, that were initially purchased on the Platform, to third-parties via a third-party marketplace that allows for the implementation of royalties, such as OpenSea or Rarible. The initial royalty fee for all minted NFTs will be set to a fixed rate at the market standard (i.e. approximately 5-10%) and the Company will reserve the right to vary such rate over time for subsequent NFTs depending on supply and demand factors. For avoidance of doubt, none of the NFTs represent a right for the NFT owner to receive any revenue. The Company will not, at any time, pool and distribute the royalties to its NFT holders. No matter how many secondary sales occur on third-party platforms, the royalties will only be payable to the Company or the third-party game developers, as appliable, that sell NFTs on the Platform.

ANALYSIS:

In considering whether U.S. federal securities laws apply to the offer, sale, or distribution of the NFTs on the Platform, the Company considered, as a threshold issue, whether the NFTs are a "security". The term "security" includes an "investment contract," as well as other instruments such as stocks, bonds, and transferable shares. A digital asset should be analyzed to determine whether it has the characteristics of any product that meets the definition of "security" under the federal securities laws. In this regard, both the Commission and the federal courts have frequently used the "investment contract" analysis to determine whether unique or novel instruments or arrangements, such as digital assets, are securities subject to the federal securities laws.

The test to determine what constitutes an investment contract was articulated by the U.S. Supreme Court in SEC v. W. J. Howey Co. (“Howey”). Under Howey, an “investment contract” exists where all of the following factors are satisfied: (1) an investment of money; (2) in a common enterprise; and (3) with a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others. The focus of the Howey analysis is not only on the form and terms of the instrument itself but also on the circumstances surrounding the digital asset and the manner in which it is offered, sold, or resold (which includes secondary market sales).

1.	An Investment of Money

The first prong of the Howey test is unequivocally met. The SEC and several courts have held that, to meet the definition of a security, an investment of “money” need not be in the form of cash. SEC v. Shavers, No. 4:13-CV-416, 2014 WL 4652121, at *1 (E.D. Tex. Sept. 18, 2014). (holding that an investment of Bitcoin, a virtual currency, meets the first prong of Howey). Consequently, it is clear that the an offer and sale of an NFT involves investment of money because the NFT is purchased in exchange for value, whether in the form of fiat currency, cryptocurrency, or other type of consideration.

2.	Common Enterprise

The very nature of NFTs (i.e. non-fungibility) creates a high probability that the second prong of the Howey test is not met. Under this prong, a common enterprise exists where investment returns of digital asset purchasers are linked to each other or are dependent on the success of the promoter's efforts or expertise. Thus, if the value of an NFT is substantially connected to either the profits of a promoter or to those of other NFT holders, then such NFTs are more likely to be found to be a “common enterprise”.

Here, each NFT represents a right for a single individual to own rights to a unique instance of a digital asset. Because there is a single owner of a unique instance of an item, there is neither commonality of interest between the various NFT owners nor the NFT owners and the issuer. To the extent that an NFT varies in value, it is based on market demand for that instance of the item from other collectors or purchasers. Therefore, purchasers of the NFTs on the Company’s Platform are not in a “common enterprise” because (i) each NFT is owned by a single owner, (ii) the secondary value of a purchased NFT is not tied to the success or failure of the Company, and (iii) there is no material dependence upon the managerial efforts or expertise of the Company.

3.	Expectation of Profits Derived from the Efforts of Others

The third prong of the Howey test is not met because any appreciation in the value of a purchased NFT is not based on the efforts of the Company but rather market demand. In the Framework for Digital Assets, the FinHub lists several different characteristics of digital assets that could make such digital assets more likely to be investment contracts and further notes that no single factor is determinative; the more factors present, the more likely it is an investment contract. The inquiry, therefore, is an objective one, focused on the transaction itself and the manner in which the digital asset is offered and sold.

One specified factor is that a digital asset is “not fully functional at the time of the offer or sale,” and purchasers would reasonably expect a sponsor, promoter, or other third party (referred to as an “Active Participant”) to “further develop the functionality” of the asset. Further, the notion of third-party efforts refers to work that is to be performed in the future rather than that which has already taken place in the past. At the time that any NFT is purchased and minted on the Platform, the NFTs will be able to be used in-game and be fully functional. The underlying smart contracts of the NFTs are written prior to the launch of the sale and cannot be mutated post-deployment; no further development of the NFTs by an Active Participant will be required after purchase for such NFT to have its full utility.

A second specified factor is that the holder has the opportunity to realize gain or profit from the appreciation in the value of the digital asset “that comes, at least in part, from the operation, promotion, improvement, or other positive developments in the network, particularly if there is a secondary trading market that enables digital asset holders to resell their digital assets and realize gains”. As noted in the Framework for Digital Assets, “price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered ‘profit’ under the Howey test.” Here, the NFTs are basically stand-alone products whose value is determined at a sale that is made directly to a buyer. Although a purchaser of a NFT may realize a profit by reselling such NFT for a gain in a secondary market, it must do so on a third-party marketplace as the Company does not provide any opportunity or mechanism for resale of the purchased NFTs. Any realization of profits from the resale of the NFTs will be as a result of supply and demand and other external market forces and will not be a direct result of any effort by the Company to increase the value of the NFTs, and a NFT is not defined as a security simply because it can increase in value.

A third specified factor is that the digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset. In United Housing Foundation, regarding the third prong of the Howey test, the Supreme Court explained: “What distinguishes a security transaction—and what is absent here—is an investment where one parts with his money in the hope of receiving profits from the efforts of others, and not where he purchases a commodity for personal consumption or living quarters for personal use.” United Housing Foundation, Inc. v. Forman, 421 U.S. 837, 858 (1975). Here, the Company’s intention behind offering the NFTs is for use in gaming to augment the purchasers’ gaming experience on the Platform. The NFTs will not be directly or indirectly marketed as investments or any type of speculative vehicle.

Gary Plastic. Additionally, the Company does not believe that the Second Circuit’s holding in Gary Plastic is applicable to the Company’s business model. Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985). The Second Circuit found securities laws applied because of the potential for profit from the existence of a secondary market advertised by an issuer for an instrument that was otherwise not a security. Referencing this ruling, the SEC reasoned that digital assets sold in an offering by promoters to “develop the enterprise” will most often be a security because the efforts of promoters are the primary source of value creation in the asset, and, that, Gary Plastics stands for the notion that marketing of ‘investments’ based, at least in part, on potential secondary market liquidity can cause an instrument to be deemed a security. However, the mere existence of a secondary market should not be dispositive as many networks require a form of secondary market to balance economic demands without any one actor having to play all roles (consumer, provider, etc.) on the network. See William Hinman, ‘Digital Asset Transactions: When Howey Met Gary (Plastic)’ (14 June 2018), www.sec. gov/news/speech/speech-hinman-061418.

Here, there is no factual information to relate the Company’s actions to those of the issuer in Gary Plastic because (i) although there is a secondary market for the NFTs, the Company’s marketing strategy is to promote the NFTs as a way to increase a gamer’s gaming experience and does not promote the NFTs as speculative investment vehicles, (ii) the Platform does not physically provide opportunities for resale of the NFTs, and (iii) there are no promises of efforts by the Company to enhance the value of the NFTs.

Royalties. A royalty is a legally binding payment made to an individual or company for the ongoing use of their assets, including copyrighted works, franchises, and natural resources. Here, the NFT royalties are payments, to the Company or to developers/publishers of third-party games on the Platform as creators of the NFT, for a copyright license being granted to the purchaser for the artwork underlying the NFT. Therefore, since the intellectual property is still owned by the creators of the NFTs, the royalty is simply a license fee back to the creators. and not a right for the purchaser to share in future additional payments.

Conclusion:   For the foregoing reasons, the Company respectfully advises the Staff that its NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) the Securities Act of 1933, the offer and sale of which should not be registered under the Act.

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:	The Company respectfully advises the Staff that it will make available to the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act and will continue to do so and further advises the Staff that it will collect copies of any such materials from potential investors.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer

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